EXHIBIT 21

SUBSIDIARIES

Subsidiary Name	Domiciled	Date of Incorporation
Ross Procurement, Inc.	Delaware	November 22, 2004
Ross Merchandising, Inc.	Delaware	January 12, 2004
Ross Dress for Less, Inc.	Virginia	January 14, 2004
Retail Assurance Group, Ltd.	Bermuda	October 15, 1991